UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934



Caldera Corporation
(Name of Issuer)

Common Stock, $.0025 Par Value
(Title of Class of Securities)

12877P109
(CUSIP Number)


Radd C. Berrett
3156 East Old Mill Circle
Salt Lake City, Utah   84121
(801) 947-9007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 1998
(Date of Event which Requires Filing of this Statement)


                             SCHEDULE 13D

CUSIP NO.  12877P109


1.     Name of Reporting Person: Radd C. Berrett
       S.S. or I.R.S. Identification No. of Above Person: ###-##-####
2.     Check the appropriate box if a member of a group: (a) [  ]
(b) [  ]
3.     SEC USE ONLY
4.     Source of funds: PF
5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): [ ]
6.     Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:
       7.      Sole voting power: 67,787
       8.      Shared voting power: -0-
       9.      Sole dispositive power: 67,787
       10.     Shared dispositive power: -0-

11.    Aggregate amount beneficially owned by each reporting person: 67,787
12. Check box if the aggregate amount in row (11) excludes certain shares: [ ]
13.    Percent of class represented by amount in row (11): 40.77%
14.    Type of reporting person: IN

ITEM 1.  SECURITY AND ISSUER

       This statement on Schedule 13D relates to the common stock, par value $.0025 per share (the "Common Stock"), of Caldera
Corporation, a Florida corporation (the "Company"). The principal executive offices are located at 444 Seabreeze Avenue, Suite 435, Daytona Beach, Florida 32118.

ITEM 2.  IDENTITY AND BACKGROUND

       (a)     Radd C. Berrett
       (b)     3156 East Old Mill Circle
        Salt Lake City, Utah 84121
       (c)     H.M.E.
        3156 East Old Mill Circle
        Salt Lake City, Utah 84121
               Occupation: Consultant
       (d)     None
       (e)     None
       (f)     United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       The funds used for the purchase reported herein are derived from the personal funds of the reporting person.

ITEM 4.  PURPOSE OF TRANSACTION

       The Shares have been acquired and are being held for investment purposes. The reporting person may acquire additional Shares of the Common Stock from time to time in the open market based on factors such as the Company's financial condition, results of operations and future prospects, the market value of the Common Stock and general economic and market conditions. Although the reporting person has no present plan or proposal which would relate to or would result in any of the events listed below, he may in the future adopt plans or proposals relating to or resulting in one or more of such events:

       (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
       (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
       (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
       (e) Any material change in the present capitalization or dividend policy of the Company;
       (f) Any other material change in the Company's business or corporate structure;
       (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
       (h) Causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
       (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
               Section 12(g)(4) of the Securities Exchange Act; or
       (j)     Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) As the date hereof, the reporting person beneficially owns an aggregate of 67,787 shares of Common Stock, which represents approximately 40.77% of the outstanding shares of Common Stock.
       (b) The reporting person has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition of, 67,787 shares of Common Stock.
       (c)     Not Applicable
       (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the reporting person.
       (e)     Not Applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

       The reporting person has agreed that Richard A. Ford and Radd
C. Berrett shall serve as officers and directors until that time the Company is purchased or acquired.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

       None

                              SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 1998

                                     Radd C. Berrett